Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the three and nine month periods ended September 30, 2015 and 2014

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management and have been approved by the Board of Directors of the Company.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Financial Position (unaudited)
		September 30,	December 31,
	NOTE	2015	2014
			(Audited)
CURRENT ASSETS:
Cash and equivalents	7	$158,167	$115,246
Accounts receivable		95,081	69,554
Prepaid expenses		5,976	13,470
Total Current Assets		259,224	198,270

NON-CURRENT ASSETS:
Property and equipment	9	893,405	943,241
Performance bond	12	407,083	336,850
VAT receivable, net of discount	13	591,102	557,480
Other deposit	18(c)	95,061	95,964
Minimal presumed income tax receivable		391,179	394,902
Total Non-Current Assets:		2,377,830	2,328,437

TOTAL ASSETS:		$2,637,054	$2,526,707

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$1,631,297	$729,691
Taxes payable		83,557	124,307
Total Current Liabilities:		1,714,854	853,998

NON-CURRENT LIABILITIES:
Loan payable	14	-	82,069
Provision	18(c)	125,000	125,000
Total Non-Current Liabilities:		125,000	207,069

TOTAL LIABILITIES:		$1,839,854	$1,061,067

SHAREHOLDERS' EQUITY:
Share capital	10	$26,842,416	$26,392,416
Contributed surplus	11	9,418,156	9,416,187
Warrants	10	835,725	160,725
Deficit		(36,287,479)	(34,478,437)
Accumulated other comprehensive income (loss)		(11,618)	(25,251)
Total Shareholders' Equity:		$797,200	$1,465,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:		$2,637,054	$2,526,707

Going Concern (Note 3)
Subsequent Events (Note 20)
Commitments and Provision (Note 18)

Approved on behalf of the Board of Directors

Signed "Tim Hunt"

Signed "Alan Chan"

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)
		Three months ended September 30,		Nine months ended September 30,
	NOTE	2015	2014	2015	2014

OPERATING EXPENSES:
Professional fees		43,207	96,553	253,019	253,511
Exploration expenses		49,247	94,778	374,719	968,296
Travel expenses		18,214	9,441	117,164	129,570
Administrative and office expenses		73,299	62,389	256,750	193,807
Payroll expenses		130,490	183,696	463,426	579,498
Share based compensation	11	-	2,250	1,969	57,407
Interest expense and banking charges		16,550	13,607	38,763	46,801
Depreciation	9	13,901	59,423	109,894	195,730

Total operating expenses:		344,908	522,137	1,615,704	2,424,620

OTHER INCOME/(EXPENSE):
Interest income		3,123	3,106	9,868	15,514
Miscellaneous expense	8	1,892	1,854	1,892	(4,036)
Gain (loss) on foreign exchange		(48,795)	(111,088)	(206,199)	(253,877)

Total other income/(expense):		(43,780)	(106,128)	(194,439)	(242,399)

LOSS - before income tax		(388,685)	(628,265)	(1,810,140)	(2,667,019)

Income taxes		(1,324)	(4,950)	1,098	(6,150)

NET LOSS FOR THE PERIOD		$(390,009)	$(633,215)	$(1,809,042)	$(2,673,169)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to net loss
Change in value of performance bond	12	6,578	105,790	70,233	80,665
Translation of foreign operations into Canadian dollar presentation		(100,269)	(20,479)	(56,600)	(56,011)

TOTAL NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD:		$(483,700)	$(547,904)	$(1,795,409)	$(2,648,515)

Weighted average shares outstanding - basic and diluted		32,258,994	121,494,823	20,584,364	121,494,823

NET LOSS PER SHARE - BASIC AND DILUTED:		$(0.01)	$(0.01)	$(0.09)	$(0.02)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statement of Changes in Shareholders' Equity (unaudited)

			Accumulated
			Other
			Comprehensive	Contributed
	Share Capital	Deficit	Loss	Surplus	Warrants	Total
Balance - January 1, 2014	$26,062,481	$(31,176,283)	$41,406	$9,358,217	$-	$4,285,821

Net Loss	-	(2,673,169)	-	-	-	(2,673,169)

Other comprehensive loss	-	-	24,654	-	-	24,654
Share based compensation	-	-	-	57,407	-	57,407
Balance - September 30, 2014	$26,062,481	$(33,849,452)	$66,060	$9,415,624	$-	$1,694,713

Balance - January 1, 2015	$26,392,416	$(34,478,437)	$(25,251)	$9,416,187	$160,725	$1,465,640

Net Loss	-	(1,809,042)	-	-	-	(1,809,042)

Other comprehensive income	-	-	13,633	-	-	13,633
Share capital issued	1,125,000	-	-	-	-	1,125,000
Portion of units attributable to warrants issued	(675,000)	-	-	-	675,000	-
Share based compensation	-	-	-	1,969	-	1,969
Balance - September 30, 2015	$26,842,416	$(36,287,479)	$(11,618)	$9,418,156	$835,725	$797,200

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt Mining Corp.
An Exploration Stage Enterprise
Expressed in Canadian Dollars

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

		Nine months ended September 30,
	NOTE	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(1,809,042)	$(2,673,169)
Items not affecting cash
Depreciation	9	109,894	195,730
Gain of foreign exchange		196,001	(63,473)
Share based compensation	11	1,969	57,407
Realized loss on marketable securities	8	1,963	(7,619)
Loan interest		2,539	-

Net change in non-cash working capital items
Decrease (increase) in minimum presumed income tax receivable		28,960	93,700
Decrease (increase) in VAT receivable		1,259	6,063
Decrease (increase) in other deposit		7,038	(11,217)
Decrease (increase) in accounts receivable		(22,183)	62,422
Decrease (increase) in prepaid expenses		11,067	4,016
Increase in accounts payable and accrued liabilities		746,748	221,365
Increase (decrease) in taxes payable		(49,454)	(294,576)
Net cash used in operating activities		(773,241)	(2,409,351)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of marketable securities		(481,820)	(1,518,319)
Redemption of marketable securities		483,783	1,510,700
Net cash from investing activities		1,963	(7,619)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital	10(a)	1,125,000	-
Net cash from financing activities		1,125,000	-

NET DECREASE IN CASH AND EQUIVALENTS:		$353,721	$(2,416,970)

CHANGE DUE TO FOREIGN EXCHANGE		(310,800)	74,103

CASH AND EQUIVALENTS, BEGINNING OF PERIOD:		115,246	2,364,062

CASH AND EQUIVALENTS, END OF PERIOD:		$158,167	$21,195

Cash and cash equivalents consist of:
Cash		158,167	21,195
Term deposits (less than 90 days)		-	-
		158,167	21,195

SUPPLEMENTAL CASH FLOW INFORMATION

Taxes paid		(8,073)	(24,715)
Interest received		8	6,300

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Hunt
Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

1.	Nature of Business

Hunt Mining Corp. (the "Company" or "Hunt"), is a mineral exploration company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties in Santa Cruz Province, Argentina.

Effective November 6, 2013, the Company continued from the Province of Alberta to the Province of British Columbia.  The Company's registered office is located at 1810, 1111 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4M3.  The Company's head office is located at 23800 E Appleway Avenue, Liberty Lake, Washington, USA.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Business Purpose
Cerro Cazador S.A.	Argentina	100%	Holder of Assets and Exploration Company
1494716 Alberta Ltd.	Alberta	100%	Nominee Shareholder
Hunt Gold USA LLC	Washington, USA	100%	Management Company

The Company's primary activity is the exploration of mineral properties in Argentina. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

2.    Basis of presentation

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34 – Interim Financial Reporting Standards as issued by the IASB.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and share based compensation measured at fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company's functional and presentation currency is the Canadian Dollar.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Judgments made by management in the application of IFRS that have a significant effect on the condensed interim consolidated financial statements and estimates with significant risk of material adjustment in the current and following years are discussed in Note 6 of the Company's audited consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements were authorized for issue on August 28, 2015 by the Board of Directors of the Company.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

3.    Going Concern
The accompanying condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred significant losses since its inception. As shown in these condensed interim consolidated financial statements, the Company has had minimal revenues and has incurred an accumulated loss of $36,287,479 through September 30, 2015 (December 31, 2014 - $34,478,437).  The Company intends to fund operations for the next twelve months with loans or investments from directors, officers and third parties.

The Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable mineral reserves, the ability to obtain necessary financing to complete development and fund operations and future production or proceeds from their disposition. Additionally, the current capital markets and the deteriorating commodity markets worldwide provide no assurance that the Company's funding initiatives will continue to be successful. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The condensed interim consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used.

4.    Significant Accounting Policies

These condensed interim consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2014 annual audited consolidated financial statements except as disclosed in Note 5.  These condensed interim consolidated financial statements do not include all the information required for full set of annual audited financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year end December 31, 2014.

5.    Standards, Interpretations and Amendments to Existing Standards

At the date of these condensed interim condensed interim consolidated financial statements, certain new standards, interpretations and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of the pronouncement. The Company is currently evaluating the impact of the new pronouncements but does not anticipate any material changes to the unaudited condensed interim consolidated financial statements as a result of their adoption.  Information on new standard, amendment and interpretation that is expected to be relevant to the Company's condensed interim consolidated financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's condensed interim consolidated financial statements.

International Financial Reporting Standards ("IFRS")

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

The following accounting standards and amendments are effective for future periods:

IFRS 9 Financial Instruments

This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held‑for‑trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle‑based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control‑based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service.

This standard is effective for reporting periods beginning on or after January 1, 2017.

 6.    Critical accounting judgments and estimates

There have been no material revisions to the nature of the judgments and estimates disclosed in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2015.

7.    Cash and Equivalents

Cash and equivalents are comprised of the following:

	September 30, 2015	December 31, 2014
Cash	$158,167	$115,246
	$158,167	$115,246

8.    Marketable Securities

Marketable securities consist of equities in the Buenos Aires stock exchange.  During the nine months ended September 30, 2015, the Company purchased and sold shares, resulting in a gain of $1,963 (September 30, 2014 – loss of $7,619), which has been recorded as miscellaneous expense in the Company's condensed interim consolidated statements of loss and comprehensive loss.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

9.    Property and Equipment
	Land	Vehicles and equipment	Total
Cost
Balance at December 31, 2014	$828,950	$1,307,417	$2,136,367
Foreign exchange movement	51,832	78,558	130,390
Balance at September 30, 2015	$880,782	$1,385,975	$2,266,757

Accumulated amortization
Balance at December 31, 2014	$-	$1,193,126	$1,193,126
Depreciation for the period	-	109,894	109,894
Foreign exchange movement	-	70,332	70,332
Balance at September 30, 2015	$-	$1,373,352	$1,373,352

Net book value
At December 31, 2014	$828,950	$114,291	$943,241
At September 30, 2015	$880,782	$12,623	$893,405
The majority of the Company's assets are located in Argentina.  The Company owns a 25,000-acre ranch called the La Josefina Estancia, on which the Company's La Josefina project is located.

The Company also owns mobile housing units, trucks and additional mechanical equipment to support exploration activities on the Company's projects, all located in Argentina.

10.     Share Capital

On June 24, 2015, the Company's common shares were consolidated on the basis of one (1) post-consolidation common share for every ten (10) pre-consolidation common shares.  All common share, share option, share purchase warrant and per share figures in these condensed interim consolidated financial statements have been adjusted to reflect the 10:1 share consolidation.

a)	Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

Issued:

On July 20, 2015, the Company issued 22,500,000 units at $0.05 per unit pursuant to a non-brokered private placement for gross proceeds of $1,125,000, all of which was received from related parties.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.075 per warrant before July 20, 2020.

All securities issued pursuant to the private placement were subject to a four-month and one day hold period from the date of closing.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

Common Shares
	Nine months ended
	September 30, 2015
	Number	Amount
Balance, beginning of period	14,650,298	$26,392,416
Non-brokered private placement	22,500,000	1,125,000
Portion of units attibutable to warrants issued	-	(675,000)
Balance, end of period	37,150,298	$26,842,416

Warrants	Nine months ended
	September 30, 2015
	Number	Amount
Balance, beginning and end of period	25,000,000	$160,725
Portion of units attibutable to warrants issued	22,500,000	675,000
Balance, end of period	47,500,000	$835,725

b)	Stock options:
Under the Company's share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

	Range of exercise prices	Number outstanding	Weighted average life (years)	Weighted average exercise price	Number exercisable on September 30, 2015
Stock options	$1.00 - $3.50	434,753	2.94	$1.59	434,753

	September 30, 2015		December 31, 2014
	Number of options	Weighted Average Price	Number of options	Weighted Average Price
Balance, beginning of period	494,753	$2.10	688,253	$3.10
Granted to officers and directors	-	$0.00	285,000	$1.00
Forfeiture of stock options	-	$0.00	(200,000)	$2.90
Expiration of stock options	(60,000)	$6.50	(278,500)	$3.00
Balance, end of period	434,753	$1.59	494,753	$2.10

On April 4, 2014, the Company granted 285,000 (2,850,000 pre-consolidation) stock options to certain directors and officers of the Company in accordance with the Company's stock option plan.  The options are exercisable at a price of $1.00 ($0.10 pre-consolidation) for a period of five years.  All options vested immediately.  The associated fair value of the stock options of $50,657 was calculated using the Black-Scholes option pricing model and using the following assumptions:
April 4, 2014
Risk free interest rate	1.52%
Expected volatility	186.86%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	36.79%

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

11.       Contributed Surplus

September 30, 2015
Balance, beginning and end of period	$9,418,156

12.       Performance bond

The performance bond, originally required to secure the Company's rights to explore the La Josefina property, is a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of US$600,000 and a maturity date of 2035.  The bond trades in the secondary market in Argentina.  The bond was originally purchased for $292,877 (US$247,487).  As of the nine months ended September 30, 2015, the value of the bond increased to $407,083 (US$329,515).  The changes in the face value of the performance bond of $70,233 for the nine months ended September 30, 2015 (September 30, 2014 – ($80,665)) are recorded as comprehensive income in the Company's condensed interim consolidated statement of loss and comprehensive loss.

Since Cerro Cazador S.A. ("CCSA") fulfilled its exploration expenditure requirement mandated by the agreement with Fomento Minero de Santa Cruz Sociedad del Estado ("Fomicruz"), the performance bond was no longer required to secure the La Josefina project.  Therefore, in June 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

13.    Value added tax receivable ("VAT")

The Company's VAT receivable as of September 30, 2015 was $591,102 (December 31, 2014 - $557,480).  These amounts reflect the VAT receivable accrued due to the payment of VAT on certain transactions in Argentina.  The Company expects reimbursement on the VAT once the exports of minerals have commenced, the Company has estimated that if successful in finding an economic mineral deposit, production will begin in 2019. The asset is reported at net present value based upon the Company's estimate of when it will have future revenues.  The Company uses an expected production date of December 31, 2019, and a discount rate of 18.6% based upon the average Argentine interest rates and will record an adjustment in the present value of the VAT receivable at December 31, 2015.  The net change of the VAT receivable for the nine months ended September 30, 2015 was $33,623 (nine months ended September 30, 2014 – $7,635).

Balance at December 31, 2014	$557,480
Change	33,623
Discount and accretion	-
Balance at September 30, 2015	$591,102

14.            Loan payable

During the year ended December 31, 2014, the Company entered into a loan agreement with a shareholder to borrow US$70,000.  The loan bore interest at 5% per annum and was repayable on the second anniversary.  Interest began accruing on November 1, 2014.  Interest only payments were paid quarterly beginning February 15, 2015.  During the three months ended September 30, 2015, the Company repaid the full loan amount plus accrued and unpaid interest, totaling US$70,875.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

15.    Related Party Transactions

During the three months ended September 30, 2015, the Company incurred $32,626 (September 30, 2014 – $27,534) in professional fees expense relating to the services of the President of CCSA.  During the nine months ended September 30, 2015, the Company incurred $103,026 (September 30, 2014 - $87,751) in professional fees expense relating to the services of the President of CCSA.  Included in accounts payable and accrued liabilities as at September 30, 2015 was $87,451 (December 31, 2014 - $25,685) owing to the President of CCSA for professional geological fees.  Included in prepaid expenses as at September 30, 2015, the Company had a receivable due from the President of CCSA for $458 (December 31, 2014 - $2,497) for cash advanced for field expenses.

During the three months ended September 30, 2015, the Company incurred $9,052 (September 30, 2014 - $7,674) in professional fees expense relating to the accounting services of a director of CCSA.  Included in accounts payable and accrued liabilities as at September 30, 2015, the Company had a payable owing to the director of CCSA of $22,014 (December 31, 2014 – $5,580).  Included in prepaid expenses as at September 30, 2015, the Company had a receivable due from the director of CCSA of $87 (December 31, 2014 - $359) for cash advanced for miscellaneous expenses.

During the three months ended September 30, 2015, the Company incurred $Nil (September 30, 2014 - $4,733) in professional fees expense relating to the consulting services of a director.  During the nine months ended September 30, 2015, the Company incurred $Nil (September 30, 2014 - $14,427) in professional fees expense relating to the consulting services of a director.  Included in accounts payable and accrued liabilities as at September 30, 2015 was $6,312 (December 31, 2014 - $5,625) owing to a director for consulting fees.

During the three months ended September 30, 2015, the Company incurred $11,876 (September 30, 2014 - $36,351) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company's President, CEO and Executive Chairman.  During the nine months ended September 30, 2015, the Company incurred $58,799 (September 30, 2014 - $36,351) in administrative and office expenses relating to the rental of office space and various administrative services and expenses payable to Hunt Family Limited Partnership, LLC, an entity controlled by the Company's President, CEO and Executive Chairman.  Included in accounts payable and accrued liabilities as at September 30, 2015 was $63,159 (December 31, 2014 - $51,284) owing to Hunt Family Limited Partnership, LLC relating to the rental of office space and various administrative services and expenses.

All related party transactions are in the normal course of business.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management, including the Executive Chairman and Chief Executive Officer, the Chief Financial Officer, a Director of the Company, the President of CCSA and a Director of CCSA, is as follows:

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2015	September 30, 2015	September 30, 2015
Salaries and benefits	64,217	$44,560	197,261	$130,937
Consulting fees	41,678	39,940	131,698	126,634
Share based compensation	-	844	1,371	53,751
	$105,895	$85,345	$330,330	$311,322

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

 16.    Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, performance bond and accounts payable and accrued liabilities.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are as follows:
•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
•	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
•	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments' fair value.

Fair value

As at September 30, 2015, there were no changes in the levels in comparison to December 31, 2014.  The fair values of financial instruments are summarized as follows:
	September 30, 2015				December 31, 2014
	Carrying amount		Fair value		Carrying amount		Fair value
	$		$		$		$
Financial Assets
FVTPL
Cash and equivalents (Level 1)		158,167		158,167		115,246		115,246

Available for sale
Performance bond (Level 1)		407,083		407,083		336,850		336,850

Loans and receivables
Accounts receivable		95,081		95,081		69,554		69,554

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities		1,631,297		1,631,297		729,691		729,691

Cash and equivalents, marketable securities and performance bond are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

The carrying value of accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.  The Company assessed that there were no indicators of impairment for these financial instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Financial risk management
The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, price risk and interest rate risk.
i.	Currency risk
The Company holds cash balances, incurs payables and has receivables that are denominated in the Canadian Dollar, the United States Dollar and the Argentine Peso. These balances are subject to fluctuations in the exchange rate between the Canadian Dollar, and the United States Dollar and the Argentine Peso, resulting in currency gains or losses for the Company.

As at September 30, 2015, the following are denominated in US dollars:
Cash and equivalents	$4,270
Accounts payable and accrued liabilities	$363,008

  As at September 30, 2015, the following are denominated in Argentine Pesos:
Cash and equivalents	$147,118
Performance bond	$407,083
Accounts receivable	$91,764
Other credits	$95,061
Accounts payable and accrued liabilities	$588,718

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. A significant change in the currency exchange rates between the United States dollar relative to the Canadian dollar and the Argentine Peso could have an effect on the Company's results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

At September 30, 2015, if the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:

Impact on net loss and comprehensive loss
U.S. Dollar Exchange rate – 10% increase	$(26,302)
U.S. Dollar Exchange rate – 10% decrease	$26,302

At September 30, 2015, if the Argentine Peso strengthened or weakened by 10% relative to the Canadian dollar the impact on loss and other comprehensive loss would be as follows:
Impact on net loss and comprehensive loss
Argentine Peso Exchange rate – 10% increase	$(42,984)
Argentine Peso Exchange rate – 10% decrease	$42,984

ii.        Credit risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.

The Company's cash and equivalents are held through Canadian, United States and Argentine financial institutions.

The Company maintains its cash and equivalents in multiple financial institutions. The Company maintains cash in an Argentine bank. The Argentine accounts, which had a Canadian dollar balance of $147,118 at September 30, 2015 (December 31, 2014 - $11,117) are considered uninsured and may be at risk in case of the failure of the bank.

The Company controls for this risk by only keeping funds in Argentina sufficient to meet approximately two months of operating expenses.

The Company pays VAT to the Argentine government on all expenses in Argentina.  This creates a VAT receivable owed by the government of Argentina.  The Company's receivable at September 30, 2015 is $591,102 ($1,334,228 – undiscounted) (December 31, 2014 - $557,480 ($1,308,076 – undiscounted)).  The Company believes this to be a collectible amount and it is backed in the strength and laws of the Argentine government.  If for some reason the government did not pay, changed the laws, defaulted on the receivable or the Company never achieved any mineral production, the Company could lose the full value of the receivable.

iii.      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure.  The Company is dependent on the capital markets to raise capital by issuing equity in the Company to support operations. The current environment is prohibitive for the issuance of capital and there is no guarantee that should the Company need to raise new capital to support operations it will be able to do so on favorable terms, if at all.  All of the Company's accounts payable and accrued liabilities are current and payable within one year.

iv.	Price risk
The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.  A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its properties. The Company is exposed to price risk with respect to commodity prices.  There is minimal price risk at the present time as the Company is not yet in the production phase.
v.       Interest rate risk
Interest rate risk is the impact that changes in interest rates could have on the Company's earnings and liabilities.  In the normal course of business, the Company is not exposed to interest rate fluctuations because it has no interest bearing debt as at September 30, 2015 and invested cash is short-term in nature.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

17.    Segmented Information

All of the Company's operations are in the mineral properties exploration industry with its principal business activity in the acquisition and exploration of mineral properties.  The Company conducts its resource properties exploration activities primarily in Argentina.

The location of the Company's assets by geographic area as of September 30, 2015 and December 31, 2014 is as follows:

	September 30, 2015	December 31, 2014
Canada	$12,519	$118,729
Argentina	2,620,265	2,403,161
United States	4,270	4,817
	$2,637,054	$2,526,707

The location of the Company's net loss by geographic area as of September 30, 2015 and September 30, 2014 is as follows:

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Canada	$(72,391)	$(77,069)	$(359,965)	$(361,467)
Argentina	(226,985)	(381,870)	(1,085,966)	(1,806,247)
United States	(90,633)	(174,276)	(363,111)	(505,455)
	$(390,009)	$(633,215)	$(1,809,042)	$(2,673,169)

18.    Commitments and Provision

a)	On March 27, 2007, the Company signed a definitive lease purchase agreement with FK Minera S.A. to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. The Company may earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements were:

Year of the Agreement	Payment to FK Minera S.A.		Exploration Expenditures Required	Ownership
First year – 2007	US$50,000	PAID	US$250,000	0%
Second year – 2008	US$30,000	PAID	US$250,000	0%
Third year –2009	US$50,000	PAID	-	51%
Fourth year – 2010	US$50,000	PAID	-	60%
Fifth year – 2011	US$50,000	PAID	-	100%

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

After the fifth year, the Company is obligated to pay FK Minera S.A. the greater of a 1% net smelter royalty ("NSR") on commercial production or US$100,000 per year.  The Company has the option to purchase the NSR for a lump-sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera S.A. to that point.

As of September 30, 2015, the Company has made all required payments to FK Minera S.A., the owner of the Bajo Pobré property.  The parties to the contract have finalized an amendment to the contract terms and therefore the Company's ability to retain rights to explore the Bajo Pobré property is affirmed at this time.  As part of the amendment, the Company's obligation of exploration expenditures has been waived by FK Minera S.A., thus affirming the Company's right to ownership.

b)	In March 2007, the Company was the successful bidder for the exploration and development rights to the La Josefina project from Fomicruz. On July 24, 2007, the Company entered into an agreement with Fomicruz pursuant to which the Company agreed to invest a minimum of US$6 million in exploration and development expenditures over a four year period, including US$1.5 million before July 2008. The agreement provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation ("JV Corporation") would be formed by the Company and Fomicruz. A revised schedule for exploration and development of the La Josefina project was submitted in writing to Fomicruz and was adopted on May 3, 2011, mandating that an economic feasibility study and production decision be made by the Company for the La Josefina project by the end of 2013. The Company would own 91% of the joint venture company and Fomicruz would own the remaining 9%.

On November 15, 2012 the Company signed an amended agreement with Fomicruz extending the exploration term by 4 years; the new agreement requires the Company to make a production decision by the end of 2019.  The Company's projected production date is December 31, 2019.

The Company has agreed to make a minimum investment of US$12 million, of which it has already invested approximately US$9 million.  Additionally, and subject to proof of compliance with committed investments, the Company has the option to continue exploration for a second additional term of four years, ending on June 30, 2019, requiring it to make an additional investment US$6 million, which will bring the total investments in the La Josefina Project to US$18 million.

A participating interest of Fomicruz over the minerals and metals extracted from the field and the purchase option of up to a 49% participating interest in the incorporation of the future Company to be organized for the productions and exploitation of the project, having Fomicruz to contribute the equivalent of such percentage of the investments made.  The Company has the right to buy back any increase in Fomicruz's ownership interest in the JV Corporation at a purchase price of USD$200,000 per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can purchase 10% of the Fomicruz's initial 19% JV Corporation ownership interest by negotiating a purchase amount with Fomicruz.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

c)	On June 30, 2010, a former director and accounting consultant ("the Consultant") to the Company severed his business relationship with the Company. On August 5, 2010 the Consultant claimed that since 2006, he was actually an employee of, not a consultant to, CCSA. On September 7, 2010, the Argentine Ministry of Labor, Employment and Social Security filed a Certificate of Notice on CCSA and the Company indicating that a representative from CCSA and the Company must appear before a mediator to address the Consultant's claims. The certificates of notice stated the value of the Consultant's claim against the Company at 500,000 pesos (US$126,811).

On March 18, 2011, a lawsuit was filed against the Company and its subsidiaries by the Consultant.  The lawsuit claimed that the Consultant was an employee of the Company, not a consultant, since 2006.  The total value of the claim was US$249,041, including wages, alleged bonus payments, interest and penalties.  The condensed interim consolidated financial statements include a provision of $125,000 at September 30, 2015 (December 31, 2014 - $125,000), representing the estimated value of the certificates of notices filed to date.  Management considers the lawsuit to be without merit and intends to defend the Company and its subsidiaries to the fullest extent possible.

As of September 30, 2015, the Company has been notified that amounts totaling 1,025,610 pesos ($95,061 as at September 30, 2015 and $95,966 as at December 31, 2014) was withheld from its Argentine bank account and placed in escrow with the Court pending the outcome of the lawsuit filed on March 18, 2011 against the Company.

d)	On October 31, 2011, the Company signed an agreement with the owners of the Piedra Labrada Ranch for the use and lease of facilities on the same premises as the Company's La Josefina facilities. The initial term was for three years beginning November 1, 2011 and ended on October 31, 2014, including annual commitments of $60,000.

On May 1, 2015, the Company signed a new agreement with the owners of the Piedra Labrada Ranch with a term of three years beginning May 1, 2015 and ending on April 30, 2018, including annual commitments of $60,000.  The Company's total commitment for 2015 is US$40,000.

e)	On November 1, 2012, the Company entered into an agreement with Fomicruz for the exploration of the La Valenciana project in Santa Cruz province, Argentina. The agreement is for a total of 7 years, expiring on October 31, 2019. The 7 years is broken into 3 economic periods, at the end of each period the Company will have the option of reporting its results to Fomicruz or terminating the agreement.

The agreement with Fomicruz requires the Company to spend USD $5,000,000 in exploration on the project over 7 years.  If the Company elects to exercise its option to bring the La Valenciana project into production it must grant Fomicruz a 9% ownership in a new JV Corporation to be created by the Company to manage the project. If Fomicruz elects to increase their ownership they can under the following formula up to a maximum of 49% interest.

•	To purchase an additional 10% in the JV corporation, Fomicruz must reimburse the Company for 10% of the exploration expenses made by the Company during the exploration period;

•	To purchase the next 10% interest in the JV corporation, Fomicruz must reimburse the Company for 20% of the exploration expenses made by the Company during the exploration period;

•	To purchase a final additional 20% interest in the JV Corporation, Fomicruz must reimburse the Company for 25% of the exploration expenses made by the Company during the exploration period; bringing Fomicruz's total ownership interest in the JV Corporation to 49%.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

At the Company's option it can purchase all but the 9% granted ownership interest in the JV Corporation from Fomicruz for USD $200,000 per percentage point owned.  The remaining 9% can be purchased for a mutually agreed amount, to be determined by negotiation between Fomicruz and the Company.

f)	On October 3, 2013, the Tax Authorities of the Santa Cruz Province, started a claim requesting omitted stamp tax on a) the Exploration Agreement signed during fiscal year 2012 (Amendment of "La Josefina" and "La Valenciana" contract) and b) Loan Agreement signed between the parent Companies and CCSA. Request is in the amount of $248,673. This amount does not include potential fines. An accrual for this amount has been included in taxes payable in the condensed interim consolidated statements of financial position.

On October 17, 2013, the answer to the requirement was filed.

As of January 22, 2014, the Secretary of Public Revenues of the Province of Santa Cruz approved the tax assessment.

On February 12, 2014, the Company filed a new request.

On May 28, 2014, the final tax assessment was received from the Tax Authorities of the Santa Cruz Province in the amount of $209,460 (1,994,199 pesos), including interest, to be paid in installments with a final payment in November 2014.  During the year ended 2014, the Company made all installment payments required and satisfied the tax assessment.

g)	On March 26, 2014, the Company signed an agreement with the surface rights holder of the La Valenciana Ranch, located in Santa Cruz Province, Argentina for access and use of their property. The agreement allows for the Company to engage in exploration activity. The term is for five years, beginning April 1, 2014 and ending March 31, 2019, including annual commitments of $36,000. The Company's total commitment for 2015 is US$36,000.

19.    Capital Disclosure

Capital management is the key to achieving the Company's growth plans, the maintenance of a strong capital base to ensure financial flexibility, and providing returns to shareholders.

The Company's capital is comprised of shareholders' equity, as follows:

Management of capital risk

	September 30,	December 31,
	2015	2014
Shareholders' equity	$797,200	$1,465,640

The Company does not have covenants associated with the Company's long-term liabilities.  The Company regularly reviews its on-going capital requirements to fund capital expenditures and service upcoming obligations.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Hunt Mining Corp.
An Exploration Stage Enterprise
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
(Expressed in Canadian Dollars)
Three and nine month periods ended September 30, 2015 and 2014

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments.
The Company is not subject to externally imposed capital requirements.

20.    Subsequent Events

On October 13, 2015, the Company issued 25,000,000 units at $0.02 per unit pursuant to a non-brokered private placement for gross proceeds of $500,000, all of which was received from related parties.  Each unit consisted of one common share and one common share purchase warrant exercisable at $0.05 per warrant before October 13, 2020.

All securities issued pursuant to the private placement will be subject to a four-month and one day hold period from the date of closing.